FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2007	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC TAKES STAKE IN TOP

ASIAN GAME DEVELOPER

Mikoishi Studios offers award-winning games, expertise in massive Asian mobile phone segment

November 8, 2007 (Dublin, IRELAND and Singapore, SINGAPORE) – As part of its increasing focus on the high-growth Asian market, CryptoLogic Limited, a leading software developer to the global Internet gaming industry, has agreed to take a significant stake in Mikoishi Studios, one of Asia’s leading game development and design companies.

“At CryptoLogic, we expect Asia will move from being the dynamic e-gaming market of today to the dominant e-gaming market of tomorrow,” said Javaid Aziz, CryptoLogic’s President and CEO. “That’s why CryptoLogic is making its second strategic investment in the region. Mikoishi’s games have earned awards from critics and applause from consumers – and the company’s capabilities in mobile gaming and other platforms fit perfectly with CryptoLogic’s growth plans.”

This strategic investment gives CryptoLogic an immediate and unrivalled capability to deliver games to Asian players with the high level of sophistication and rich entertainment experience that players around the world have come to expect from CryptoLogic. CryptoLogic also gains access to key Mikoishi proprietary technology that expedites rapid and efficient development of popular games across the key platforms of PC, console and the massive Asian mobile phone segment.

CryptoLogic will initially take a substantial minority equity stake in Mikoishi, and has options to increase its ownership over time. CryptoLogic will also have representatives on the Mikoishi board of directors.

Today’s announcement represents CryptoLogic’s second strategic investment in Asia this year. In August, CryptoLogic announced that it had acquired a significant interest in 568 Network Inc., a developer and distributor of online casual games to the Chinese market and the Chinese-language diaspora.

About Mikoishi (www.mikoishi.com)

Mikoishi is an award-winning creative studio that produces interactive entertainment, based on internally created IP franchises that have a truly international appeal. It has an extensive track record in producing quality games of all genres, including games of chance, action, adventure and a wide range of casual games.

Mikoishi has collaborated with major game publishers, Hollywood and leading mobile operators worldwide to deliver award-winning products which are operated in over 40 countries across North and South America, Europe and North and South East Asia. Mikoishi is headquartered in Singapore with regional offices in Korea and Japan.

Mikoishi’s past projects and awards include: Phoenix Wright: Ace Attorney (IGN’s Best of E3 2006 – Best Wireless Strategy Game; 1UP’s Best of E3 2006 – Runner Up for Best Mobile Game), Star Wars Battlefront Mobile (Runner Up – IGN Wireless Game of the Year 2005, Most Innovative Design), Super Puzzle Fighter II: Network Battle (IGN’s Best of E3 2006 – Most Innovative Design for Wireless Game; IGN’s Best of E3 2006 – Runner up for Best Puzzle Game; 1UP’s Best of E3 2006 – Runner Up for Best Mobile Game), and Metal Unit (GameAxis – 2005 Editors’ Choice and Asian Game of the Year).

TEL 353 (0) 1 631 9000 FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

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About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223/ dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.